# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPUGEN LTD, CIK 0001119774
CUSIP: M25722105
Title of class of securities: Ordinary Shares, par value NIS 0.01
Address of issuer's principal executive offices: 26 Harokmim Street, Holon, Israel (L3), 8558549
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-21-038708
Filed by CIK 0000014272

## Reporting persons
- BRISTOL MYERS SQUIBB CO: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,840,136; shared voting power 0; sole dispositive power 1,840,136; shared dispositive power 0; aggregate amount beneficially owned 1,840,136 (2.06% of the class)
  Comment: The percentage ownership interest is determined based on 89,237,465 Ordinary Shares of the Issuer which were outstanding as of June 30, 2024, as disclosed to the Reporting Person by the Issuer on August 6, 2024.

## Item 1. Issuer
Name of issuer: COMPUGEN LTD
Address of issuer's principal executive offices: 26 Harokmim Street, Holon, Israel, 8558549

## Item 2. Person Filing
Name of person filing: Bristol-Myers Squibb Company
Address of principal business office or, if none, residence:
Route 206 & Province Line Road
Princeton, NJ 08543
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BRISTOL MYERS SQUIBB CO: /s/ Amy Fallone, Amy Fallone / Corporate Secretary (02/14/2025)